Reg. No. 82-3200

04 APR -9 AM 7:21

sirit Inc.

NEWS RELEASE

March 30, 2004

Trading Symbol: TSX: SI

News Release #04-05

04024301

RFID by sirit

PROCESSED
APR 14 2004
THOMSON FINANCIAL

SUPPL

FOR MORE INFORMATION:

Jay Hussey
Vice President
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Fred Veinot
Vice President
SIRIT
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Announces 2003 Results

Excluding non-recurring expenses, SIRIT reports operating profit for its 2003 fourth quarter

Toronto, ON – March 30, 2004 – SIRIT Inc. (TSX: SI), a leading developer and manufacturer of radio frequency identification (RFID) technologies, reports significant improvements to its operating cost levels and excluding non-recurring expenses, reports a fourth quarter operating profit of $78,000.

Annual revenues for SIRIT, its first full year of ownership of its dedicated RFID operations were $17.6 million with an operating loss of $3.2 million before discontinued operations. Included in this loss are non-recurring restructuring charges of $1.4 million and $505,000 of asset impairment charges. Both these charges relate to the Company's streamlining of operations and refocusing resources towards its RFID supply chain growth strategy.

In the fourth quarter of 2003, revenues reached $4.0 million with an operating profit from continuing operations of $78,000, before the asset impairment charges taken in the fourth quarter of $505,000 and final restructuring charges of $99,000. Contributing to the positive operating results were lower operating costs, which averaged $2.1 million for the first three quarters of 2003 compared to $1.3 million for the fourth quarter, directly resulting from the restructuring initiatives that took place primarily in the third quarter of 2003. This represents the first quarter of profitable results from on-going operations since the Company acquired its RFID operations in late 2002.

SIRIT CFO Anastasia Chodarcewicz, commented that, "Fiscal 2003 was a defining year for SIRIT and the resultant fourth quarter positive results represent a first step towards SIRIT achieving its future goals. SIRIT has no long-term liabilities and significant working capital resulting from two financings, which raised $10.5 million in 2003. As a result, we are very well positioned to aggressively compete in the evolving RFID supply chain industry."

dlw 4/13

About SIRIT:

Founded in 1993, SIRIT is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on two verticals; Supply Chain Management ("SCM") and Automatic Vehicle Identification ("AVI"). The SCM business unit focuses on supply chain and logistic management solutions while the AVI business unit focuses on revenue collection systems such as tolling, including state of the art High Occupancy Tolling solutions and access control. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding.

For more information on SIRIT visit **www.sirit.com** or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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